

SEC 17017881

Mail Processing Section

MAR 02 2017

Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Everence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen	Indiana	46528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D Fisher 574-533-9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

200 East Main Street, Suite 700	Fort Wayne	Indiana	46802
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kerri D. Fisher, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Everence Securities, Inc. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kerri D. Fisher
Signature

Secretary/Treasurer
Title



NOTARY SEAL
LINDA LOUISE BROCK
Elkhart County
My Commission Expires
February 28, 2024

Linda L. Brock
Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page.
(xx) (b) Statement of Financial Condition.
(xx) (c) Statement of Income (Loss).
(xx) (d) Statement of Cash Flows.
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors.
(xx) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(xx) (l) An Oath or Affirmation.
(xx) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Everence Securities, Inc.

December 31, 2016

Contents

BKD LLP
CPAs & Advisors

200 E. Main Street, Suite 700 // Fort Wayne, IN 46802-1900
260.460.4000 // fax 260.426.2235 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Everence Securities, Inc. (a wholly owned Subsidiary
of Everence Holdings, Inc.)
Goshen, Indiana

We have audited the accompanying statement of financial condition of Everence Securities, Inc. (Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Everence Securities, Inc. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 28, 2017

Everence Securities, Inc.

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 222,157
Accounts receivable	7,383
Accounts receivable from affiliates	205
Total assets	$ 229,745
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	$ 432
Accounts payable to affiliates	2,117
Taxes Payable	32,440
Total liabilities	34,989
Stockholder's Equity	
Common stock, no par value 100,000 shares authorized, 150 shares issued and outstanding	150,000
Retained Earnings	44,756
Total stockholder's equity	194,756
Total liabilities and stockholder's equity	$ 229,745

Everence Securities, Inc.

Notes to Financial Statement
December 31, 2016

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Everence Securities, Inc. (Company), a wholly owned subsidiary of Everence Holdings, Inc. (EHLD), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. Commission revenue related to gross dealer concessions from ProEquities (an unrelated broker dealer) represents approximately 100% of the Company's total revenue in 2016. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2016, the Company's cash accounts did not exceed the federally insured amounts.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with EHLD. The Company pays to EHLD, or is reimbursed by EHLD, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. Currently there are no differences between the financial statement and tax bases of assets and liabilities.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether

or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2012.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations serviced by Everence Services, LLC and Mennonite Church Buildings, Inc. which collectively provide administrative, management and property and equipment services. Charges for such services are based on an allocation of actual costs incurred by the affiliates.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $194,141 which exceeded the minimum required amount by $189,141, and the Company's ratio of aggregate indebtedness to net capital was .180 to 1.

Note 4: Subsequent Events

The Company has evaluated subsequent events through February 28, 2017, the date the financial statements were issued, and has not noted any events or transactions requiring recognition or disclosure.